Exhibit 12.1

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(amounts in thousands)	2003	2002	2001	2000	1999
(Loss) income before income taxes, extraordinary loss and cumulative effect of a change in accounting principle	$(37,446)	$(95,890)	$(105,062)	$62,353	$22,522
Equity in net losses of equity method investees	1,933	3,405	1,962	385	—

(Loss) income before equity in net losses of equity method investees, income taxes, extraordinary loss and cumulative effect of a change in accounting principle	(35,513)	(92,485)	(103,100)	62,738	22,522

Plus fixed charges:
Interest expense	6,945	7,254	17,966	6,384	35
Amortization of costs related to indebtedness	1,171	1,095	2,647	1,088	—
Estimated interest factor in rent expense (1)	443	576	734	428	345

Total Fixed Charges	8,559	8,925	21,347	7,900	380

Adjusted (loss) income	(26,954)	(83,560)	(81,753)	70,638	22,902
Fixed charges	8,559	8,925	21,347	7,900	380
Deficiency in earnings to cover fixed charges	$(35,513)	$(92,485)	$(103,100)	$—	$—
Ratio of earnings to fixed charges	*	*	*	8.9	60.3

*	Calculation not meaningful as ratio is less then 1.
(1)	The interest factor in rent expense is estimated as one-third of rental expense.